

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Mr. Timothy K. Driggers
Vice President and Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

> **Re: EOG Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Response Letter Dated August 27, 2010**
> **File No. 1-9743**

Dear Mr. Driggers:

We have reviewed your filing and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 1 from our letter dated August 17, 2010. Please provide supplementally the information requested in our prior comment 1. In particular, quantify the limits of your coverage.

2.   We note your response to our prior comment 2 from our letter dated August 17, 2010. Please quantify the assets and resources you reference in your response.

Engineering Comments

Supplemental Information to Consolidated Financial Statements, page F-33

Net Proved and Proved Developed Reserve Summary, page F-39

3. Your response seven to our August 17, 2010 does not propose to present the figures for all the material changes to your proved undeveloped during 2009. Item 1203(b) requires the disclosure of material changes in PUD reserves including, but not limited to, PUD reserves converted to proved developed reserves. The disclosure you cited does not fulfill the requirements of Item 1203(b) as it provides only the volumes converted to developed status and omits figures for those PUD volumes added/subtracted by revisions, drilling, acquisition etc. Please provide us with revised disclosure as required by Item 1203(b).

4. In part, your response eight states that you do not maintain a record of revisions due to performance separately from those due to other causes such as economics or ownership. With a view toward possible disclosure, explain to us the processes you use to ensure reliability of your proved reserve estimates. Address the lack of performance related revision history and its effect on the "look back" procedures, if any, you use in the reconciliation of year-to-year reserve changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director